                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        Personnel Group of America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


--------------------------------------------------------------------------------


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    715338109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Marty Brandt             Joseph Milana & Chrissie Neves   Joseph Milana & Chrissie Neves            Ivy B. Dodes
    CSFB Global Opportunities             Links Partners, LP              Inland Partners, LP           Credit Suisse First Boston
          Partners, L.P.              61 Wilton Avenue, 2nd Floor     61 Wilton Avenue, 2nd Floor            11 Madison Avenue
      c/o Hemisphere Global           Westport, Connecticut 06880     Westport, Connecticut 06880        New York, New York 10010
   Opportunities Partners, Ltd.        Telephone: (203) 221-1703       Telephone: (203) 221-1703         Telephone: (212) 325-2000
        Hemisphere House,
         Nine Church St.
         P.O. Box HM951,
          Hamilton HM11
        Hamilton, Bermuda
    Telephone: (441) 295-9166

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 16, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 pages)

                                  SCHEDULE 13D

----------------------                      ------------------------------------
CUSIP No.  715338109                         Page    2     of    5     Pages
           ---------                              --------    --------
----------------------                       -----------------------------------
--------------------------------------------------------------------------------
     1
             NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3
             SEC USE ONLY
--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  AF, OO
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland
--------------------------------------------------------------------------------
                      7
       NUMBER OF            SOLE VOTING POWER
         SHARES
      BENEFICIALLY             0
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
--------------------------------------------------------------------------------
                      8
                            SHARED VOTING POWER

                               0
--------------------------------------------------------------------------------
                      9
                            SOLE DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
                      10
                             SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]

--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  00.00%
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  IA, BK, HC
--------------------------------------------------------------------------------

Introduction.

     This Amendment No. 2 amends and supplements the Schedule 13D, dated April 4, 2002 ("Schedule 13D"), and the Amendment No. 1 to Schedule 13D, dated June 5, 2002 ("Amendment No. 1"), filed with the Securities and Exchange Commission by
(i) Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business ("CSFB Investment Banking") of the Credit Suisse First Boston business unit (the "CSFB business unit") in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998); (ii) CSFB Global Opportunities Partners, L.P., a limited partnership organized under the laws of Delaware ("CSFB Partners (Delaware)"), CSFB Global Opportunities Partners (Bermuda), L.P., an exempted limited partnership organized under the laws of Bermuda ("CSFB Partners (Bermuda)"), Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), and Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), by virtue of their beneficial ownership of $60,537,000 aggregate face amount of the Issuer's 5-3/4% Convertible Subordinated Notes due July 2004 (the "Notes"), which are immediately convertible into 3,398,568 shares of Issuer Common Stock, (iii) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (iv) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (v) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (vi) Arthur Coady, as director and sole shareholder of Coryton, and
(vii) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland, who have investment authority over securities held by Links and Inland (CSFB Investment Banking, CSFB Partners (Delaware), CSFB Partners (Bermuda), Links, Inland, Hemisphere Partners, Mutual Trust, Coryton, Arthur Coady, Elias Sabo and I. Joseph Massoud, collectively, the "Reporting Persons," and each a "Reporting Person"), with respect to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of Personnel Group of America, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina 28209.

     This Amendment No. 2 deletes the Bank, on behalf of itself and its subsidiaries to the extent that they constitute part of CSFB Investment Banking of the CSFB business unit, as a Reporting Person. On July 16, 2002, Matlin Patterson Global Advisers LLC, a Delaware limited liability company, replaced a subsidiary of the Bank as a party to a certain Amended and Restated Investment Advisory Agreement, dated as of October 16, 2001, by and among such subsidiary, CSFB Partners (Delaware) and CSFB Partners (Bermuda). As a result, any and all shared voting or dispositive power with regard to the Issuer Common Stock held by the Bank, on behalf of itself and its subsidiaries to the extent that they constitute part of CSFB Investment Banking of the CSFB business unit was eliminated.

     In connection with these transactions, CSFB Partners (Delaware) changed its name to Matlin Patterson Global Opportunities Partners L.P. and CSFB Partners (Bermuda) changed its name to Matlin Patterson Global Opportunities Partners (Bermuda) L.P.

     This Amendment No. 2 is filed on behalf of the Bank, on behalf of itself and its subsidiaries to the extent that they constitute part of CSFB Investment Banking of the CSFB business unit.

Item 1. Security and Issuer.
        ------------------

        See  Schedule 13D.

Item 2. Identity and Background.
        -----------------------

     Item 2 of Schedule 13D and Amendment No. 1 is amended by deleting any and all references to the Bank, CSFB Investment Banking, the CSFB business unit, CSFB Asset Management, CSFBI, CSG, Credit Suisse Financial Services business unit, CSFB-USA, DLJSC, and CSFB Advisers, including references in any schedules thereto.

Item 3. Source and Amount of Funds or other Consideration.
        -------------------------------------------------

     Item 3 of Schedule 13D and Amendment No. 1 is amended by deleting any and all references to the Bank, CSFB Investment Banking, the CSFB business unit, CSFB Asset Management, CSFBI, CSG, Credit Suisse Financial Services business unit, CSFB-USA, DLJSC and CSFB Advisers, including references in any schedules thereto.

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 of Schedule 13D and Amendment No. 1 is amended by deleting any and all references to the Bank, CSFB Investment Banking, the CSFB business unit, CSFB Asset Management, CSFBI, CSG, Credit Suisse Financial Services business unit, CSFB-USA, DLJSC and CSFB Advisers, including references in any schedules thereto.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Item 5 of Schedule 13D and Amendment No. 1 is amended by deleting any and all references to the Bank, CSFB Investment Banking, the CSFB business unit, CSFB Asset Management, CSFBI, CSG, Credit Suisse Financial Services business unit, CSFB-USA, DLJSC and CSFB Advisers, including references in any schedules thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     Item 6 of Schedule 13D and Amendment No. 1 is amended by deleting any and all references to the Bank, CSFB Investment Banking, the CSFB business unit,

CSFB Asset Management, CSFBI, CSG, Credit Suisse Financial Services business unit, CSFB-USA, DLJSC and CSFB Advisers, including references in any schedules thereto.

Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

        See Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2002


                        CSFB GLOBAL OPPORTUNITIES PARTNERS, L.P.

                            By: Hemisphere Global Opportunities Partners, Ltd.


                            By:   /s/ Marty Brandt
                                  ---------------------------------------------
                                  Name:    Marty Brandt
                                  Title:   Director


                        CSFB GLOBAL OPPORTUNITIES PARTNERS
                        (BERMUDA), L.P.

                            By:   Hemisphere Global Opportunities Partners, Ltd.


                            By:   /s/ Marty Brandt
                                  ---------------------------------------------
                                  Name:    Marty Brandt
                                  Title:   Director


                        HEMISPHERE GLOBAL OPPORTUNITIES PARTNERS, LTD.

                            By:   /s/ Marty Brandt
                                  ---------------------------------------------
                                  Name:    Marty Brandt
                                  Title:   Director


                        MUTUAL TRUST MANAGEMENT (BERMUDA) LIMITED

                            By:   /s/ Colin Alexander
                                  ---------------------------------------------
                                  Name:    Colin Alexander
                                  Title:   Alternate Director

                            LINKS PARTNERS, L.P.

                              By:  Coryton Management Ltd., its general
                                   partner

                              By:  /s/ Arthur Coady
                                   ---------------------------------------------
                                   Name:  Arthur Coady
                                   Title: President


                            INLAND PARTNERS, L.P.

                              By:  Coryton Management Ltd., its general
                                   partner

                              By:  /s/ Arthur Coady
                                   ---------------------------------------------
                                   Name:  Arthur Coady
                                   Title: President


                            CORYTON MANAGEMENT LTD.

                              By:  /s/ Arthur Coady
                                   ---------------------------------------------
                                   Name:  Arthur Coady
                                   Title: President


                            ARTHUR COADY

                              By:  /s/ Arthur Coady
                                   ---------------------------------------------
                                   Name:  Arthur Coady


                            ELIAS SABO

                              By:  /s/ Elias Sabo
                                   --------------------------------------------
                                   Name:  Elias Sabo


                            I. JOSEPH MASSOUD

                              By:  /s/ I. Joseph Massoud
                                   --------------------------------------------
                                   Name:  I. Joseph Massoud

                      CREDIT SUISSE FIRST BOSTON, on behalf of the investment banking business of the Credit Suisse First Boston business unit

                                 By:  /s/ Ivy B. Dodes
                                      ------------------------------------------
                                      Name:    Ivy B. Dodes
                                      Title:   Managing Director